Exhibit 99.1

STANDARD LITHIUM ANNOUNCES GRANT OF INCENTIVE SECURITIES

Vancouver, British Columbia – August 9, 2024 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, announces the grant of 1,063,394 stock options, 1,357,289 restricted share units (“RSUs”), and 441,935 deferred share units (“DSUs”) to employees, directors, and management under the Company's shareholder-approved incentive plans.

The stock options, exercisable at C$1.55 per share, will vest in equal thirds over 36 months and expire in 60 months. The RSUs will also vest in equal thirds over 36 months. DSUs will vest after 12 months and settle in common shares upon the holder’s departure from the Company or a change of control.

The grant of the incentive securities is intended to align compensation of employees, directors and management with the interests of shareholders.

For further information regarding the shareholder-approved incentive plans, readers are encouraged to review the management information circular prepared for the annual general meeting of the Company which includes summaries of the incentive plans and which is available under the profile for the Company on SEDAR+ (www.sedarplus.com) and by visiting the Company’s website (www.standardlithium.com).

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focussed in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A project in partnership with LANXESS Corporation, a brownfield development project located in southern Arkansas. Standard Lithium operates the only commercial-scale, continuously operating DLE demonstration facility in North America. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timeline, accuracy of mineral or resource exploration activity, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

Chris Lang

Director of Finance

+1 604 409 8154

c.lang@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/